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Wanderlinger Brewery

Brewery

1208 King St #120
Chattanooga, TN 37403
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Closed. Open 4:00 PM
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Wanderlinger Brewery previously received $17,700 of investment through Mainvest.
Investment Opportunity
Data Room
Updates 9
Discussion
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THE PITCH
Wanderlinger Brewery is seeking investment to expand production and canning operations.
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Early Investor Bonus: The investment multiple is increased to 1.5 for the next $50,000 invested.
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THE TEAM
Mike Dial
Co-Owner, Head Brewer

The brewery and art is brainchild of Mike who is Co-Owner and Head Brewer. The concept of WanderLinger has been something Mike has worked on for the past five years. Being an avid backpacker - our name and logo reflects what he enjoys doing most - wandering and lingering. After years of being a home brew enthusiast Mike looked upon his stash of beer equipment as it grew to fill his garage and said "This is getting too fun to not make some money doing it..." and that's where the story begins!

Chris Dial
Co-Owner

Chris is an experienced businessman and salesman who handles all backend operations for the brewery in addition to the sales department. From the day of opening he has led the sales efforts to grow the business in on and off premise sales getting Wanderlinger product on tap at over 65 locations and canned product in 16 major grocery stores and 15 liquor stores.

With the addition of a sales person Chris' goals are shifting from sales to growth and development of the brand including expansion locally and regionally.

Jarrod Szydlowski
Brewer

Jarrod joined the Wanderlinger family in September of 2018 to finish brewery set up and brew the first batch of production beer made at our facility. He has been instrumental in the development of many of our beers and process improvement and scheduling of production.

Jarrod came to us with experience at multiple Colorado breweries and that experience has led to high quality beers, thoughtful problem solving and excellent cost control and SOP implementation. Some of his brews include the Joose Caboose NEIPA, Double Joose NEIPA, Blackbeary Hug Sour and Golden Cricket Blonde.

Sunshine Hampton
Lead Bar

Sunshine has been with us from day 1 when we opened our taproom. She is our vibrant and smiling face behind the bar on many week nights and weekends as well as helping manage events and music to our stage. And in her spare time she makes awesome art out of dolls!

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INTENDED USE OF FUNDS

To continue to be competitive as we grow and branch out beyond Chattanooga we need to expand production capabilities including canning, kegs & supplies.

Canning line - $90-105k
Addition of 200 kegs for distribution - $15k
Production improvements/enhancements - $15k
Supplies/ingredients - $15k
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INVESTOR PRESENTATION
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Overview

Locally owned and operated brewery in historic downtown Chattanooga, Wanderlinger Brewing Co features a tap room with live music, local art, and of course BEER! With indoor and outdoor seating and a now featuring a small kitchen! Family friendly before 8PM daily!

While Covid-19 was bad for all bars and restaurants we have survived and plan to come out better for it. Some of the additions we've made over the last 12 months:

Patio space - added a flagstone patio with seating for 36 and plenty of standing room

Kitchen - added a small kitchen to offer food service onsite

Pilot system - added an Alpha Brewing 1bbl pilot system with fermenters

Barrel Aging - added our first round of barrel aged beers with Arrington Vineyard barrels

Doubled production capabilities with additions of 5 tanks - 15bbl and 30bbl tanks

Canned product - with help of Iron Heart Mobile canning we now have beer in 16 grocery stores and 15 liquor stores in Chattanooga

Distribution Agreement - signed an agreement with Best Brands to push our product beyond Chattanooga eventually statewide.

All of these items came with expenses but ones we believe will bring great rewards as we continue into the future.

By investing in Wanderlinger, you will support a business that is passionate about bringing great beer, music and art to downtown Chattanooga.

The Customers - Since opening our doors in 2018, we've built a great loyal customer base. They love our taproom vibe and the delicious brews keep them coming back.

The Founders - Brothers Mike and Chris Dial are the team behind Wanderlinger. Mike is the beer and art guy, while Chris is the business and marketing guy. Together, they make the perfect team.

The Beers

Our beers have a special feature not available from all breweries. A beer is made mostly of 4 ingredients - hops, malt, yeast and water. To be authentic to style it's easy to buy hops, malt and yeast from the area you are replicating your beer from. The water though takes a special process. From day 1 we invested in a reverse osmosis water system where we build up the water profile to replicate the area of the country and world where our beer is inspired from. For example our lager is a Munich Helles and our altbier is a Düsseldorf altbier. Each beer has a water profile specific to that beer to give it as authentic of a taste as you can get.

Wanderlinger Lager // A light, smooth Munich Helles. Great for crushing by the liter on a hot day.

Joose Caboose NEIPA // If you love hazy, New England style IPA's this is the perfect summer time beer for you!

100 Day IPA // This is the perfect beer for hop heads and those who just like a solid IPA!

Appalachian Altbier // This German ale exhibits notes of chocolate, banana bread and carmel

Beech Bottom Gose // This traditional sour German ale is perfect for hot weather days with a small addition of salt makes it a real thirst quencher

Blackbeary Hug Sour // This fruited sour gives the right balance of tartness and sweetness

Golden Cricket // Light and refreshing. Lager-like crispness complimented by sweet citrus notes courtesy of Citra hops. Golden ales are similar to Blonde ales but are more hop forward.

Speaker Tweaker Coffee Stout // Deep notes of espresso and dark chocolate are balanced by a slight malt sweetness in this full bodied beer.

Updates
JANUARY 13TH, 2021
Q4 2020 Update

Good morning investors,

While the pandemic has not been positive for any restaurant/bar related businesses, we have been able to maintain and survive. Our offsite sales to grocery and liquor stores have kept us going forward while we wait for the return to business as usual in the near future.

This week we launched a distribution agreement with Best Brands Inc to begin working our product into locations outside of the Chattanooga market including Cleveland, Athens, Kimball, Jasper and beyond. Eventually making our way toward Nashville and Knoxville but baby steps before we run!

Keep watching for more ways to help us grow...beyond drinking our beer!

Sincerely,

Chris & Mike Dial

OCTOBER 6TH, 2020
Owner

Good afternoon Mainvest investors,

As more and more bars and restaurants get back on track and back to normal we are please to see our outside sales continue to increase monthly. We are also extremely excited to have had consistent business in our taproom for weekly small events and weekend tourism.

We are continuing to expand our outside sales and are in the works of a distribution agreement to push our products beyond just Chattanooga.

Continue to support us in any way you can and help grow your investment!

Sincerely,

Chris Dial

JUNE 18TH, 2020
New Article

It's always great to see a news article written about the great things you have going on!

https://www.timesfreepress.com/news/business/aroundregion/story/2020/jun/12/wanderlinger-looking-expand/525195/

Still 14 days left to support Wanderlinger Brewing via Mainvest!

- Chris Dial

JUNE 15TH, 2020
Patio is almost done

Patio is nearing completion and should be open for use this weekend!

Sales remain strong both in house and out of house from bars, restaurants and package sales.

Only 2 weeks left in our Mainvest raise...help us continue the strive to our goal!

Come see us as soon as you can!

- Chris Dial

JUNE 8TH, 2020
Week of June 8

Two weeks into our reopening phase and things are looking good.

We begin, and plan to finish, the patio remodel this week to provide a great new outdoor space for customers to hangout and enjoy.

We have seen a lot of new customers in our doors this week and expect that to continue with all the great things happening. We are almost back to the same volume internally as prior to shut down. We will be continuing our social distancing measures and yet will be lining up some weekend events and music to work back toward normal operations.

Your contributions will help us as we ramp back up our outside sales and canning needs as our business has continued to grow and our brand gains traction!

Help us grow and be a part of that growth!

- Chris Dial

MAY 26TH, 2020
Memorial Day Update

Good morning investors and potential investors!

Some exciting stuff going on this week!

We will reopen on our taproom on Thursday to patrons indoors! We will have some adjustments to seating and flow to ensure we keep customer and employee safety top of mind. But it is exciting to get the doors open again! When Covid-19 happened and we shut down in March we were trending with strong numbers and we believe people are excited to get back out to us!

We also are continuing construction on our beer garden patio to improve it and make it more inviting for patrons and to improve our atmosphere. We took out all the rubber mulch last week and have ordered all supplies to level out and lay flagstone this week. Our new patio furniture arrived last week and was full of happy customers all weekend.

Good things happening and more good things to come with your support!

Chris & Mike Dial

MAY 13TH, 2020
May 13th update

Thank you all in helping us achieve our first goal of $10k and working toward our next goal of $20k raised! We are excited to see the interest and support to help us continue to grow and expand our potential.

This week we began to allow patio service with a tailgate type hang out and have had great success. People are begging to get back to some level of normal and we are offering what we can in a safe environment. Goodfella's Pizzeria opened next door to us this week and we have seen many new customers and know that traffic will be great for us once fully open. We also have had a few of our distribution customers begin to order again and we look forward to that increase in keg movement to on-premise customers.

Our sales continue to increase at grocery and beer stores with us adding 5 new grocery locations this week. The increase in canning options is driving our growth currently. We hope to begin work on our patio area this week to improve our outdoor environment for customers and increase patronage.

We will continue to find ways to thrive and survive and look forward to your continued support in this development and our future reopening!

Chris & Mike Dial

APRIL 24TH, 2020
Increase in payout

Good morning fellow beer lovers,

We wanted to let you know that we improved the investment option for you and others. We have increased the multiplier from 1.1 to 1.35 for the first $10,000 worth of investment then 1.25 for all remaining investment. We reviewed our initial offering and felt an increase would be better for all looking to invest and help support our business.

We also received some federal money this week so our needs have changed from survival to growth. We are planning and preparing the business for post pandemic growth that includes increased canning and production capabilities!

Hopefully that excites you as much as it does us! If so please share the news and help us reach our goal of $50,000!

Sincerely,

Chris & Mike Dial

APRIL 13TH, 2020
Production update

Good morning investors,

Despite Covid-19 we received 2 new fermentation tanks to expand our capabilities. Prior to all of this we were running at 90% utilization of our tanks and order additional tanks to continue expansion. Bitter-sweet but they are in and we are waiting for the light at the end of the tunnel to begin filling them.

On Tuesday this week we are canning 4 of our products to increase options in the market. We are switching from 16oz cans to 12oz cans and will have our 100 Day IPA & Lager (top 2 sellers) along with Joose Caboose NEIPA and Beech Bottom Gose available for our customers.

We are also hard at work on our pilot system putting out a new batch each week to keep folks coming by the taproom for carry out or delivery. Every little bit helps keep the wheels turning. We have applied for the EIDL and PPA loans as well as a local Chattanooga grant. The hope is when it's all done we have our bills paid, cash to ramp up production and thirsty customers begging for our beers.

Chris Dial

Owner

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Canning Line and Expand Production $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$415,000	$430,000	$950,000	$1,200,000	$1,500,000
Cost of Goods Sold	$139,000	$346,000	$707,000	$840,000	$1,080,000
Gross Profit	$276,000	$84,000	$243,000	$360,000	$420,000

EXPENSES

Operating Expenses	$335,000	$188,000	$200,000	$225,000	$225,000
Operating Profit	$-59,000	$-104,000	$43,000	$135,000	$195,000

This information is provided by Wanderlinger Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
2021 Balance Sheet
Investment Round Status

$50,000

TARGET

$150,000

MAXIMUM

This investment round closes on March 31, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Wanderlinger Brewing Company

Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.5×
Investment Multiple 1.35×
Business's Revenue Share 2.5%-7.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2028
Financial Condition
Historical milestones

Wanderlinger Brewery has been operating since November 15, 2018 and has since achieved the following milestones:

Opened location in Chattanooga, TN

Achieved revenue of $95,000 in 2018, which then grew to $416,000 in 2019.

Had Cost of Goods Sold (COGS) of $32,00, which represented gross profit margin of $62,000 in 2018. COGS were then $130,000 the following year, which implied gross profit margin of $286,00.

Achieved profit of -$200,000 in 2018, which then grew to -$60,000 in 2019.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Wanderlinger Brewing Company forecasts the following milestones:

Hire for Sales Representative by March 2021; Taproom Manager by July 2021

Achieve $900,000 revenue per year by 2021.

Achieve $1M revenue per year by 2022.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Wanderlinger Brewery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Wanderlinger Brewery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Wanderlinger Brewery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Wanderlinger Brewery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Wanderlinger Brewery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Wanderlinger Brewery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Wanderlinger Brewery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Wanderlinger Brewery's financial performance or ability to continue to operate.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Wanderlinger Brewery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Wanderlinger Brewery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Wanderlinger Brewery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Wanderlinger Brewery will carry some insurance, Wanderlinger Brewery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Wanderlinger Brewery could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Wanderlinger Brewery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Wanderlinger Brewery or management), which is responsible for monitoring Wanderlinger Brewery's compliance with the law. Wanderlinger Brewery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Wanderlinger Brewery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Wanderlinger Brewery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Wanderlinger Brewery, and the revenue of Wanderlinger Brewery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Wanderlinger Brewery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future

This information is provided by Wanderlinger Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Steve B.Annapolis, MD7 months ago

Shot in the dark here, but I think Nickolas was referring to the NI from prior fiscal year-end to the NI from the most recent fiscal year end.

Chris D.8 months agoWanderlinger Brewery Entrepreneur

Nicholas, I'm not sure I understand your question or what you are looking at for that question. We have not had a drop in revenue, except for the last 90 days due to the forced Covid shutdown. We have seen steady increases in revenue and have forecast steady increases in the future from external and internal sales. Please let me know if i can expand on that any.

Nicholas K.Signal Mountain, TN8 months ago

Please tell me more about your drop in revenue from the previous fiscal year to the next fiscal year.

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